 ALAMOS GOLD INC.

FIRST QUARTER 2022 REPORT
March 31, 2022
(Prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and stated in millions of United States dollars, unless otherwise indicated)

INDEX

Unaudited Condensed Interim Consolidated Financial Statements
▪Condensed Interim Consolidated Statements of Financial Position
▪Condensed Interim Consolidated Statements of Comprehensive (Loss) Income
▪Condensed Interim Consolidated Statements of Changes in Equity
▪Condensed Interim Consolidated Statements of Cash Flows
▪Notes to Condensed Interim Consolidated Financial Statements

Q1 2022 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	March 31, 2022	December 31, 2021
A S S E T S
Current Assets
Cash and cash equivalents	$124.2	$172.5
Equity securities	21.6	23.9
Amounts receivable (note 3)	27.7	31.1
Income taxes receivable	9.3	8.7
Inventory (note 4)	213.1	199.0
Other current assets (note 5)	23.7	24.2
Assets held for sale (note 7)	54.6	—
Total Current Assets	474.2	459.4

Non-Current Assets
Long-term inventory (note 4)	8.3	10.6
Mineral property, plant and equipment (note 6)	3,051.4	3,108.5
Other non-current assets	43.5	43.0
Total Assets	$3,577.4	$3,621.5

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities (note 8)	$133.0	$157.4
Liabilities held for sale (note 7)	16.3	—
Total Current Liabilities	149.3	157.4

Non-Current Liabilities
Deferred income taxes	602.0	623.2
Decommissioning liabilities	103.4	102.8
Other non-current liabilities	2.5	2.5
Total Liabilities	857.2	885.9

E Q U I T Y
Share capital (note 9)	$3,695.0	$3,692.9
Contributed surplus	88.7	89.5
Accumulated other comprehensive income	3.5	1.9
Deficit	(1,067.0)	(1,048.7)
Total Equity	2,720.2	2,735.6
Total Liabilities and Equity	$3,577.4	$3,621.5
Commitments (note 14)
Subsequent event (note 7)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Q1 2022 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive (Loss) Income
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended
	March 31,	March 31,
	2022	2021
OPERATING REVENUES	$184.5	$227.4

COST OF SALES
Mining and processing	95.4	92.7
Royalties (note 14)	2.3	3.1
Amortization	37.8	43.5
	135.5	139.3
EXPENSES
Exploration	4.1	2.9
Corporate and administrative	6.1	6.1
Share-based compensation	6.3	2.8
Impairment charge on assets held for sale (note 7)	38.2	—
	190.2	151.1
(LOSS) EARNINGS FROM OPERATIONS	(5.7)	76.3

OTHER EXPENSES
Finance expense	(1.2)	(1.0)
Foreign exchange loss	—	(0.2)
Other loss (note 10)	(7.4)	—
(LOSS) EARNINGS BEFORE INCOME TAXES	($14.3)	$75.1

INCOME TAXES
Current income tax expense	(0.7)	(5.9)
Deferred income tax recovery (expense)	6.5	(18.0)
NET (LOSS) EARNINGS	($8.5)	$51.2

Items that may be subsequently reclassified to net earnings:
Net change in fair value of currency hedging instruments, net of taxes	3.2	(1.1)
Net change in fair value of fuel hedging instruments, net of taxes	0.9	0.2
Items that will not be reclassified to net earnings:
Unrealized (loss) gain on equity securities, net of taxes	(2.5)	0.2
Total other comprehensive income (loss)	$1.6	($0.7)
COMPREHENSIVE (LOSS) INCOME	($6.9)	$50.5

(LOSS) EARNINGS PER SHARE (note 9(d))
– basic	($0.02)	$0.13
– diluted	($0.02)	$0.13
Weighted average number of common shares outstanding (000's)
– basic	391,913	392,776
– diluted	391,913	395,958
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Q1 2022 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited - stated in millions of United States dollars)

	For three months ended
	March 31,	March 31,
	2022	2021
SHARE CAPITAL (note 9)
Balance, beginning of the year	$3,692.9	$3,702.9
Repurchase and cancellation of common shares	—	(1.9)
Issuance of shares related to share-based compensation	0.7	—
Issuance of shares related to dividend reinvestment and share purchase plan	1.1	1.2
Transfer from contributed surplus of share-based compensation redeemed	0.3	—
Balance, end of period	$3,695.0	$3,702.2

CONTRIBUTED SURPLUS
Balance, beginning of the year	$89.5	$88.5
Share-based compensation	1.5	1.8
Transfer to share capital of share-based compensation redeemed	(0.3)	—
Distribution of share-based compensation	(2.0)	(2.3)
Balance, end of period	$88.7	$88.0

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of the year on currency hedging instruments	$4.0	$5.7
Net change in fair value of currency hedging instruments, net of taxes	3.2	(1.1)
	$7.2	$4.6

Balance, beginning of the year on fuel hedging instruments	0.4	0.1
Net change in fair value of fuel hedging instruments, net of taxes	0.9	0.2
	$1.3	$0.3

Balance, beginning of the year on equity securities	($2.5)	$12.4
Realized gain on sale of equity securities, reclassified to deficit, net of tax	—	(9.3)
Unrealized (loss) gain on equity securities, net of taxes	(2.5)	0.2
	($5.0)	$3.3
Balance, end of period	$3.5	$8.2

DEFICIT
Balance, beginning of the year	($1,048.7)	($958.1)
Dividends (note 9(e))	(9.8)	(9.8)
Repurchase and cancellation of common shares	—	0.4
Reclassification of realized gain on sale of equity securities, net of tax	—	9.3
Net (loss) earnings	(8.5)	51.2
Balance, end of period	($1,067.0)	($907.0)

TOTAL EQUITY	$2,720.2	$2,891.4
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Q1 2022 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended
	March 31,	March 31,
	2022	2021
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net (loss) earnings for the period	($8.5)	$51.2
Adjustments for items not involving cash:
Amortization	37.8	43.5
Impairment charge on assets held for sale (note 7)	38.2	—
Foreign exchange loss	—	0.2
Current income tax expense	0.7	5.9
Deferred income tax (recovery) expense	(6.5)	18.0
Share-based compensation	6.3	2.8
Finance expense	1.2	1.0
Other items (note 11)	1.7	(3.0)
Changes in working capital and taxes paid (note 11)	(24.4)	(20.3)
	46.5	99.3
INVESTING ACTIVITIES
Mineral property, plant and equipment	(87.3)	(72.6)
Capital advances	—	(16.8)
Proceeds from disposition of equity securities	—	20.7
Investment in equity securities	—	(3.1)
	(87.3)	(71.8)
FINANCING ACTIVITIES
Dividends paid	(8.7)	(8.6)
Repurchase and cancellation of common shares	—	(1.5)
Proceeds from the exercise of options	0.7	—
	(8.0)	(10.1)
Effect of exchange rates on cash and cash equivalents	0.5	0.3
Net (decrease) increase in cash and cash equivalents	(48.3)	17.7
Cash and cash equivalents - beginning of period	172.5	220.5
CASH AND CASH EQUIVALENTS - END OF PERIOD	$124.2	$238.2
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Q1 2022 FINANCIAL REPORT
ALAMOS GOLD INC.
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2022 and 2021
(Unaudited - in United States dollars, unless otherwise indicated, tables stated in millions of United States dollars)

1.	NATURE OF OPERATIONS
Alamos Gold Inc. ("Alamos"), a company incorporated under the Business Corporation Act (Ontario), and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals. The Company owns and operates the Young-Davidson and Island Gold mines in Canada, as well as the Mulatos mine in Mexico. In addition, the Company owns the Lynn Lake gold project in Manitoba, and the Kirazlı, Ağı Dağı and Çamyurt gold development projects in Turkey, as well as an option to acquire a 100% interest in the Quartz Mountain gold project in Oregon, USA.
Alamos is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI).
The Company’s registered office is located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3.

2.	BASIS OF PREPARATION
Statement of Compliance
These condensed interim consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2021.
These condensed interim consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021, prepared in accordance with IFRS as issued by the IASB.
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2022:
On May 14, 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16). The amendments provide guidance on the accounting for sale proceeds and the related production costs for items a company produces and sells in the process of making an item of property, plant and equipment (PPE) available for its intended use. Specifically, proceeds from selling items before the related item of PPE is available for use should be recognized in profit or loss, together with the costs of producing those items. The Company will apply the amendments to pre-commercial production at the La Yaqui Grande Gold Project, which is expected to start generating revenue in the second quarter of 2022.
The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on April 26, 2022.

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Q1 2022 FINANCIAL REPORT

3.	AMOUNTS RECEIVABLE

	March 31, 2022	December 31, 2021
Sales tax receivables
Canada	$5.2	$6.5
Mexico	16.1	18.7
Other	1.7	1.9
Other receivables	4.7	4.0
	$27.7	$31.1

4.	INVENTORY

	March 31, 2022	December 31, 2021
In-process precious metals	$127.2	$116.2
Ore in stockpiles	22.8	25.4
Parts and supplies	62.7	61.0
Dore, and refined precious metals	8.7	7.0
	221.4	209.6
Less: Long-term inventory	(8.3)	(10.6)
	$213.1	$199.0
Long term inventory consists of long-term stockpiles which are expected to be recovered after one year.
The amount of inventories recognized in mining and processing costs for the three months ended March 31, 2022 were $97.1 million (three months ended March 31, 2021 - $95.6 million). The amount of inventories recognized in amortization costs for the three months ended March 31, 2022 were $37.8 million (three months ended March 31, 2021 - $43.5 million).

5.	OTHER CURRENT ASSETS

	March 31, 2022	December 31, 2021
Prepaid assets	$10.7	$10.9
Advances on capital projects (i)	9.8	9.8
Derivative assets (note 13)	3.2	3.5
	$23.7	$24.2

(i) Advances on capital projects
Includes advance payments made to contractors and suppliers with respect to the Company's development projects. The related work to be performed is expected to be completed within one year.

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Q1 2022 FINANCIAL REPORT

6.	MINERAL PROPERTY, PLANT AND EQUIPMENT

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Cost
At December 31, 2020	$1,530.0	$2,483.4	$157.7	$295.5	$4,466.6
Additions	105.3	113.7	116.5	23.8	359.3
Repurchase of Island Gold royalty	—	15.7	—	—	15.7
Revisions to decommissioning liabilities	—	18.4	11.4	—	29.8
Disposals	(6.0)	—	—	—	(6.0)
At December 31, 2021	$1,629.3	$2,631.2	$285.6	$319.3	$4,865.4
Additions	2.3	36.3	30.8	4.5	73.9
Disposals	(0.3)	—	—	—	(0.3)
Assets held for sale (note 7)	(0.4)	—	—	(89.6)	(90.0)
At March 31, 2022	$1,630.9	$2,667.5	$316.4	$234.2	$4,849.0

Accumulated amortization and impairment charges
At December 31, 2020	$641.3	$715.2	$—	$8.8	$1,365.3
Amortization	80.7	96.6	—	—	177.3
Disposals	(4.5)	—	—	—	(4.5)
Impairment charge on Turkish assets	0.3	—	142.4	76.1	218.8
At December 31, 2021	$717.8	$811.8	$142.4	$84.9	$1,756.9
Amortization	21.4	19.9	—	—	41.3
Disposals	(0.2)	—	—	—	(0.2)
Impairment charge on assets held for sale (note 7)	—	—	—	38.2	38.2
Assets held for sale (note 7)	(0.4)	—	—	(38.2)	(38.6)
At March 31, 2022	$738.6	$831.7	$142.4	$84.9	$1,797.6

Net carrying value
At December 31, 2021	$911.5	$1,819.4	$143.2	$234.4	$3,108.5
At March 31, 2022	$892.3	$1,835.8	$174.0	$149.3	$3,051.4

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Q1 2022 FINANCIAL REPORT
The net carrying values by segment (refer to note 12 for determination of a segment) are as follows

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Young-Davidson	$677.6	$835.3	—	—	$1,512.9
Island Gold	112.4	891.1	34.3	—	1,037.8
Mulatos	98.9	109.4	139.7	—	348.0
Corporate and other	3.4	—	—	149.3	152.7
At March 31, 2022	$892.3	$1,835.8	$174.0	$149.3	$3,051.4

Young-Davidson	$686.8	$833.8	—	—	$1,520.6
Island Gold	115.4	876.4	24.2	—	1,016.0
Mulatos	106.1	109.2	119.0	—	334.3
Corporate and other	3.2	—	—	234.4	237.6
At December 31, 2021	$911.5	$1,819.4	$143.2	$234.4	$3,108.5
Other
The carrying value of construction in progress at March 31, 2022 was $213.4 million (December 31, 2021 - $175.4 million).

7.	ASSETS AND LIABILITIES HELD FOR SALE

On February 28, 2022, the Company announced that it has entered into a binding agreement to sell its non-core Esperanza Gold Project (“Esperanza”) located in Morelos State, Mexico to Zacatecas Silver Corp. (“Zacatecas Silver”) for total consideration of up to $60 million (the “Transaction”). The Transaction closed on April 12, 2022 and is comprised of the following:

(i) $21 million of total consideration upon closing of the Transaction, including:
a.$5 million in cash;
b.$10 million of Zacatecas Silver shares; and
c.A silver metal stream based on consensus long-term silver price estimates. Under the stream, the Company is entitled to receive 20% of the silver produced from Esperanza at a cash price of 20% of the prevailing spot silver price, subject to a maximum of 500,000 ounces of silver delivered to the Company.

(ii) up to $39 million of additional consideration upon the completion of the following milestones ("Milestone Payments"):
a.$5 million within 60 days following Zacatecas Silver receiving approval of the Environmental Impact Assessment Report for Esperanza;
b.$14 million within 60 days of the earlier of (i) completion of a feasibility study on Esperanza, or (ii) Zacatecas Silver announcing a construction decision on Esperanza; and
c.$20 million within 180 days of commencement of commercial production from Esperanza.

Upon closing of the Transaction, the Company owned 14.7% of the common shares outstanding of Zacatecas Silver.

With respect to the Milestone Payments, Zacatecas Silver may issue shares to satisfy 50% of such payments, subject to the Company holding no more than 19.99% of Zacatecas Silver on a partially-diluted basis. The shares are to be issued based on the 10-day volume weighted average trading price prior to the date of issuance.

Upon announcement of the binding agreement in February 2022, it was determined that the Esperanza assets met the criteria of held for sale under IFRS 5. Total assets and liabilities of Esperanza (excluding any assets and liabilities which do not form part of the net assets being sold) are reported as assets and liabilities held for sale as at March 31, 2022 without restatement of the prior year period comparative amounts.

As at March 31, 2022, the Company has measured the asset group at the lower of carrying value and fair value less costs to sell (“FVLCS”). The fair value of the expected purchase consideration was used as the basis for determining the asset group's fair

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Q1 2022 FINANCIAL REPORT
value and an estimate of the disposal costs was used as the basis for the costs to sell. In performing this assessment, the Company concluded that the expected fair value less costs to sell of Esperanza was lower than the carrying value. As a result, the Company recognized a pre‐tax impairment loss of $38.2 million for the three months ended March 31, 2022, inclusive of $0.2 million of transaction costs incurred to date (net of tax – $26.7 million). This impairment loss was allocated to Esperanza's exploration and evaluation assets.

As part of the sale, the Company is entitled to receive additional consideration based on the project achieving certain milestones. These proceeds are based on future events, which are not in the Company’s control. The Company must make a determination of the fair value of the Milestone Payments using the guidance in IFRS 13 Fair value measurement. The determination of the fair value of such consideration requires the Company to make certain assumptions and estimate in relation to certain future events based on the current understanding of the facts and circumstances. The fair value of the net assets of Esperanza are considered to be in level 3 of the fair value hierarchy (note 13).

The Company valued the Milestone Payments and silver stream at $23.0 million based on the facts and circumstances at the time of sale. These Milestone Payments and silver stream will be revalued at each reporting date, based on the progression of the project.

The estimated fair value of the consideration received as at March 31, 2022 is as follows:

Cash payment upon closing	$5.0
Shares of Zacatecas Silver upon closing	10.5
Accounting fair value of milestone payments and silver stream	23.0
Fair value of consideration	38.5
Transaction costs	0.2
Total fair value less costs to sell	38.3

The fair value of the assets and liabilities of Esperanza held for sale are as follows:	March 31,
2022
Assets
Amounts receivables	$3.1
Other current assets	0.1
Exploration and evaluation assets	51.4
Total assets held for sale	54.6
Liabilities
Accounts payable and accrued liabilities	—
Deferred tax liability	16.3
Total liabilities held for sale	16.3
Net assets held for sale	$38.3

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Q1 2022 FINANCIAL REPORT

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2022	December 31, 2021
Trade accounts payable and accrued liabilities	$110.1	$137.6
Royalties payable	2.3	3.0
Share-based compensation liability	17.0	13.1
Current portion of decommissioning liability	3.2	3.3
Current portion of equipment financing obligations	0.4	0.4
	$133.0	$157.4

9.	SHARE CAPITAL
a)    Authorized share capital of the Company consists of an unlimited number of fully paid Class A common shares (Common Shares) without par value.

	Number of Shares	Amount
Outstanding at December 31, 2020	392,776,822	$3,702.9
Shares issued through:
Share-based compensation plans	40,000	0.3
Shares repurchased and cancelled	(1,583,562)	(14.9)
Dividend reinvestment plan	656,473	4.6
Outstanding at December 31, 2021	391,889,733	$3,692.9
Shares issued through:
Share-based compensation plans	122,251	1.0
Dividend reinvestment plan (ii)	135,793	1.1
Cancellation of unexchanged shares	(5,428)	—
Outstanding at March 31, 2022	392,142,349	$3,695.0

Normal Course Issuer Bid
In December 2021, the Company renewed its Normal Course Issuer Bid ("NCIB") permitting the purchase for cancellation up to 29,994,398 Common Shares, representing 10% of the Company’s public float. The Company may purchase Common Shares under the NCIB up to December 23, 2022.

During the three months ended March 31, 2022, the Company did not repurchase or cancel any shares under the NCIB .
(ii) Dividend Reinvestment Plan
The Company allows existing shareholders to participate in a dividend reinvestment ("DRIP"). This provides shareholders the option of increasing their investment in the Company by electing to receive common shares in place of cash dividends or purchase common shares under the plan to a maximum of $20,000 per participant per fiscal year. The Company has the discretion to elect to issue such common shares at up to a 5% discount to the prevailing market price from treasury, or purchase the common shares on the open market. For the three months ended March 31, 2022, the Company issued 135,793 shares pursuant to the DRIP, valued at $1.1 million.

b)    Stock options

The following is a continuity of the changes in the number of stock options outstanding:

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	Number	Weighted average exercise price (CAD$)
Outstanding at December 31, 2020	3,476,579	$6.80
Granted	1,165,147	9.38
Exercised	(40,000)	5.16
Outstanding at December 31, 2021	4,601,726	$7.47
Granted	634,727	9.53
Exercised	(122,251)	6.85
Outstanding at March 31, 2022	5,114,202	$7.74
During the three months ended March 31, 2022, the weighted average share price at the date of exercise for stock options exercised was CAD $11.04 (for the year ended December 31, 2021, the average share price when options were exercised was CAD $10.94 per share).
Stock options granted
During the three months ended March 31, 2022, the Company granted 634,727 stock options (three months ended March 31, 2021 - 1,165,147). The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

For options granted for the three months ended:	March 31, 2022	March 31, 2021
Weighted average share price at grant date (CAD$)	9.53	9.38
Average risk-free rate	1.48%	0.78%
Average expected dividend yield	1.20%	1.30%
Average expected stock price volatility (based on historical volatility)	53%	57%
Average expected life of option (months)	54	54
Weighted average per share fair value of stock options granted (CAD$)	3.80	3.82
Stock options outstanding and exercisable as at March 31, 2022:

	Outstanding			Exercisable
Range of exercise prices (CAD$)	Number of options	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (CAD$)
$3.00 - $6.00	540,000	3.75	0.80	540,000	3.75
$6.01 - $7.00	1,487,043	6.57	3.50	1,487,043	6.57
$7.01 - $8.00	776,155	7.62	4.77	504,764	7.62
$8.01 - $9.00	28,571	8.63	4.91	19,048	8.63
$9.01 - $10.27	2,282,433	9.48	5.37	870,940	9.48
	5,114,202	$7.74	4.25	3,421,795	$7.03

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Q1 2022 FINANCIAL REPORT
c)    Other employee long-term incentives
The following is a continuity of the changes in the number of other long-term incentives ("LTI"):

	Restricted share units ("RSU")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, December 31, 2020	1,968,591	864,845	1,234,018
Granted	724,984	165,772	490,034
Forfeited	(56,302)	—	(59,162)
Settled	(469,089)	(119,189)	(335,235)
Outstanding units, December 31, 2021	2,168,184	911,428	1,329,655
Granted	864,440	120,710	484,359
Forfeited/expired	(2,803)	—	—
Settled	—	—	(397,281)
Outstanding units, March 31, 2022	3,029,821	1,032,138	1,416,733
The settlement of LTI is either in cash or equity depending on the feature of the specific LTI plan. The settlement of DSUs are in cash, PSUs are equity or cash settled at the Company's discretion, and certain RSUs are cash settled with the remaining settled in cash or equity at the Company's discretion, depending on the year of grant.

d) Earnings per share
Basic earnings or loss per share amounts are calculated by dividing earnings or loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, including the effects of dilutive common share equivalents.

	For three months ended
	March 31,	March 31,
	2022	2021
Net (loss) earnings	($8.5)	$51.2
Weighted average number of common shares outstanding (in thousands)	391,913	392,776
Basic (loss) earnings per share	($0.02)	$0.13

Dilutive effect of potential common share equivalents (in thousands)	—	3,182

Diluted weighted average number of common shares outstanding (in thousands)	391,913	395,958
Diluted (loss) earnings per share	($0.02)	$0.13

The following table lists the equity instruments excluded from the computation of diluted earnings per share. The instruments were excluded as they have an anti-dilutive effect on diluted earnings per share. The exercise price relating to the particular security exceeded the average market price of the Company's common shares of CAD $9.52 for the three months ended March 31, 2022 (CAD $10.17 for the three months ended March 31, 2021) or the inclusion of the equity securities had an anti-dilutive effect on net loss. For the periods in which the Company records a net loss, diluted loss per share is calculated using the basic weighted average number of shares outstanding, as using the diluted weighted average number of shares outstanding in the calculation would be anti-dilutive.

	For three months ended
	March 31,	March 31,
(thousands)	2022	2021
Stock options	5,114	45

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Q1 2022 FINANCIAL REPORT
(e) Dividends
During the three months ended March 31, 2022, the Company declared dividends totaling $9.8 million, of which $8.7 million were paid in cash (for the three months ended March 31, 2021 paid $8.6 million in cash). The remaining $1.1 million were issued in the form of common shares pursuant to the Company's DRIP (for the three months ended March 31, 2021 issued $1.2 million in shares pursuant to the DRIP).

10.	OTHER LOSS

Other (losses) gains recorded in net (loss) earnings:	For three months ended
	March 31,	March 31,
	2022	2021
Unrealized (loss) gain on non-hedged derivatives	($5.7)	$1.3
Loss on disposal of assets	(0.1)	(0.5)
Turkish Projects holding costs and arbitration costs	(0.7)	—
Other	(0.9)	(0.8)
	($7.4)	$—

11.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital and income taxes received or paid:	For three months ended
	March 31,	March 31,
	2022	2021
Amounts receivable	$0.2	$1.7
Inventory	(10.1)	(5.0)
Advances and prepaid expenses	0.2	(1.5)
Accounts payable and accrued liabilities	(13.4)	2.7
Income taxes paid	(1.3)	(18.2)
	($24.4)	($20.3)

Other items:	For three months ended
	March 31,	March 31,
	2022	2021
Unrealized loss (gain) on non-hedged derivatives	$5.7	($1.3)
Reclamation activities	(0.1)	(0.3)
Credit facility standby fees	(0.5)	(0.5)
Distribution of share-based compensation	(3.5)	(2.3)
Interest received	0.2	0.4
Loss on disposal of assets	0.1	0.5
Other non-cash items	(0.2)	0.5
	$1.7	($3.0)

14	Alamos Gold Inc.

Q1 2022 FINANCIAL REPORT

12.	SEGMENTED INFORMATION
(a) Segment revenues and results
The Company manages its reportable operating segments by operating mines and significant development projects. The Company operates in two principal geographical areas - Canada, and Mexico. The Young-Davidson and Island Gold mines operate in Canada, and the Mulatos mine operate in Sonora, Mexico. The results from operations for these reportable operating segments are summarized in the following tables:

For three months ended March 31, 2022
	Young-Davidson	Island Gold	Mulatos	Corporate/other[1]	Total
Operating revenues	$96.8	$43.7	$44.0	—	$184.5
Cost of sales
Mining and processing	41.7	16.9	36.8	—	95.4
Royalties	1.6	0.5	0.2	—	2.3
Amortization	21.3	6.8	9.7	—	37.8
	64.6	24.2	46.7	—	135.5
Expenses
Exploration	1.6	0.6	1.6	0.3	4.1
Corporate and administrative	—	—	—	6.1	6.1
Share-based compensation	—	—	—	6.3	6.3
Impairment charge on assets held for sale (note 7)	—	—	—	38.2	38.2
Earnings (loss) from operations	$30.6	$18.9	($4.3)	($50.9)	($5.7)
Finance expense					(1.2)
Foreign exchange loss					—
Other loss					(7.4)
Loss before income taxes					($14.3)

For the three months ended March 31, 2021

15	Alamos Gold Inc.

Q1 2022 FINANCIAL REPORT

For the three months ended March 31, 2021
	Young-Davidson	Island Gold	Mulatos	Corporate/other[1]	Total
Operating revenues	$86.1	$71.5	$69.8	—	$227.4
Cost of sales
Mining and processing	40.6	17.2	34.9	—	92.7
Royalties	1.3	1.4	0.4	—	3.1
Amortization	20.1	10.5	12.9	—	43.5
	62.0	29.1	48.2	—	139.3
Expenses
Exploration	—	0.6	1.8	0.5	2.9
Corporate and administrative	—	—	—	6.1	6.1
Share-based compensation	—	—	—	2.8	2.8
Earnings (loss) from operations	$24.1	$41.8	$19.8	($9.4)	$76.3
Finance expense					(1.0)
Foreign exchange loss					(0.2)
Other gain					—
Earnings before income taxes					$75.1
1. Corporate and other consists of corporate balances, exploration and development projects, mines in reclamation and discontinued operations.

(b) Segment assets and liabilities
The following table presents assets and liabilities by segment:

	Total Assets		Total Liabilities
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Young-Davidson	$1,655.5	$1,684.5	$310.8	$319.3
Island Gold	1,098.2	1,094.1	357.9	350.5
Mulatos	562.0	539.2	141.1	155.0
Corporate/other [1]	261.7	303.7	47.4	61.1
Total assets and liabilities	$3,577.4	$3,621.5	$857.2	$885.9
1.Corporate and other consists of corporate balances, exploration and development projects, mines in reclamation and discontinued operations.

13.	FINANCIAL INSTRUMENTS
Fair values of financial instruments
The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements as at March 31, 2022. Levels 1 to 3 of the fair value hierarchy are defined based on the degree to which fair value inputs are observable or unobservable, as follows:
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the net asset or liability, either directly or indirectly; and
•Level 3 inputs are unobservable (supported by little or no market activity).

16	Alamos Gold Inc.

Q1 2022 FINANCIAL REPORT

	March 31, 2022			December 31, 2021
	Level 1	Level 2	Level 3	Level 1	Level 2
Financial assets (liabilities)
Fair value through profit or loss
Assets held for sale			54.6
Liabilities held for sale			(16.3)
Gold options	—	(5.2)	—	—	0.5
Fair value through OCI
Equity securities	21.6	—	—	23.9	—
Currency hedging derivative instruments	—	6.8	—	—	2.6
Fuel options	—	1.6	—	—	0.4
	$21.6	$3.2	$38.3	$23.9	$3.5
The methods of measuring financial assets and liabilities have not changed during the three months ended March 31, 2022.
The fair value of option and forward contracts are determined using a market approach with reference to observable market prices for identical assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.
The non-recurring fair value measurement of the assets and liabilities held for sale related to Esperanza are based on unobservable inputs and are therefore classified within Level 3 of the fair value hierarchy. The fair value of the net assets of Esperanza were determined using discounted cash flows based on an internally derived discount rate and an estimate of timelines to realize the milestone payments. The discount rate ranged between 6.75% and 10.75% per component. Refer to note 7.
Revolving Credit Facility

The Company has access to an undrawn credit facility (the "Credit Facility") of $500.0 million. The Credit Facility bears interest at a rate of Libor plus 1.875% on drawn amounts and stand-by fees of 0.42% on undrawn amounts and matures on October 1, 2025.

The Credit Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at March 31, 2022, the Company is in compliance with the covenants.

Derivative Instruments

The fair value of derivative instruments is as follows:	March 31,	December 31,
	2022	2021
Derivatives designated as hedging instruments
Currency hedging derivative instruments	$6.8	$2.6
Fuel options	1.6	0.4
	$8.4	$3.0
Derivatives not designated as hedging instruments
Gold options	($5.2)	$0.5

Currency derivative instruments
The Company enters into option and forward contracts to hedge against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option and forward contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing currency risk.

17	Alamos Gold Inc.

Q1 2022 FINANCIAL REPORT
The effective portion of the changes in fair value of the hedging instrument for the three months ended March 31, 2022 recorded in accumulated other comprehensive income is:

	Three months ended
	March 31,	March 31,
	2022	2021

Balance, beginning of the period	$4.0	$5.7
Unrealized gain (loss) on currency instruments	4.7	(0.5)
Less: realized (gain) loss on CAD currency instruments	(0.2)	(0.5)
Less: realized (gain) loss on MXN currency instruments	(0.4)	(0.4)
Deferred income tax related to hedging instruments	(0.9)	0.3
	$7.2	$4.6
For the three months ended March 31, 2022, the Company did not recognize any ineffectiveness on the hedging instruments.
The outstanding contracts as at March 31, 2022, are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2022	Collars	375.0	1.25	1.29
2022	Bought Puts	20.0	1.28	—
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2022	Collars	1,485.0	20.94	23.67
The fair value of these contracts was an asset of $6.8 million as at March 31, 2022 (December 31, 2021 - asset of $2.6 million).
Gold option contracts

As at March 31, 2022, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales.

The following gold collar and forward contracts are outstanding as of March 31, 2022:

Period Covered	Contract type	Ounces subject to contract	Average purchase put option	Average sold call option
2022	Collars	115,875	$1,766	$2,058
Q1 2023	Collars	13,500	$1,767	$2,262
The fair value of these contracts was a liability of $5.2 million at March 31, 2022 (December 31, 2021 - asset of $0.5 million).
For the three months ended March 31, 2022, the Company realized a gain of nil related to the settlement of option contracts which is recorded in operating revenues (for the three months ended March 31, 2021 the Company recorded a realized gain of $0.3 million). The Company recorded an unrealized loss of $5.7 million for the three months ended March 31, 2022 (for the three months ended March 31, 2021 the company recorded an unrealized gain of $1.3 million). The Company has elected to not apply hedge accounting to gold option contracts, with changes in fair value recorded in net earnings.
Fuel contracts
The Company enters into option contracts to hedge against the risk of an increase in the price of diesel fuel. These option contracts are for the purchase of New York Harbour Ultra Low Sulfur Diesel ("ULSD") contracts, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing price risk.

18	Alamos Gold Inc.

Q1 2022 FINANCIAL REPORT

As at March 31, 2022, the Company has hedged 1,638,000 gallons of diesel at a range of $1.88 to $2.29 per gallon for 2022.
The fair value of these contracts was an asset of $1.6 million at March 31, 2022 (December 31, 2021 - $0.4 million).

For the three months ended March 31, 2022, the Company recorded an unrealized gain of $1.8 million in accumulated other comprehensive income related to the fuel hedges (three months ended March 31, 2021, the Company recorded an unrealized gain of $0.2 million).

14.	COMMITMENTS
Capital commitments
    As of March 31, 2022, the Company has $64.3 million in committed capital purchases (December 31, 2021 - $123.8 million).
Royalties
At the Mulatos Mine, the Company pays a royalty obligation to the Mexican government, a 0.5% Extraordinary Mining Duty, which totaled $0.2 million for the three months ended March 31, 2022 (three months ended March 31, 2021 - $0.4 million).
The Company pays a 1.5% net smelter royalty on production from the Young-Davidson mine. For the three months ended March 31, 2022, the Company recorded a royalty expense of $1.5 million (three months ended March 31, 2021 - $1.2 million). In addition, other royalties related to production totaled $0.1 million for the three months ended March 31, 2022 (three months ended March 31, 2021 - $0.1 million).
At the Island Gold mine, the Company pays an approximate 2.2% net smelter royalty on production from a range of claims on the property. For the three months ended March 31, 2022, the Company recorded a royalty expense of $0.5 million (three months ended March 31, 2021 - $1.4 million).

19	Alamos Gold Inc.